02019373

RECEIVED MAR 04 2002 352

3/18/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~0-19982~~ 8-43548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

GFI Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Crossan (212) 968-4117
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Robert Crossan, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to GFI Securities, LLC for the year ended December 31, 2001, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — February 22, 2002
Date

Chief Financial Officer
Title

Notary Public

JOHN A. JOYCE
NOTARY PUBLIC, State of New York
No. 02JO6020771
Qualified in New York County
Commission Expires 3/8/03

GFI SECURITIES, LLC
(SEC I.D. No. 0-19982)

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Member of
GFI Securities, LLC

We have audited the accompanying statement of financial condition of GFI Securities, LLC (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of GFI Securities, LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental schedules on pages 6 and 7 are presented for purposes of additional analysis and are not a required part of the basic financial statement, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statement taken as a whole.

Deloitte & Touche LLP

February 22, 2002

GFI SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 4,608,450
CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS	2,656,120
DEPOSITS WITH CLEARING ORGANIZATIONS - (Cash of $613,030 and securities with a market value of $4,977,565)	5,590,595
ACCRUED COMMISSIONS AND RECEIVABLES FROM BROKERS, DEALERS AND CUSTOMERS	4,157,026
RECEIVABLE FROM AFFILIATE	8,135,739
SOFTWARE AND COMPUTER EQUIPMENT - Net of accumulated depreciation and amortization of $979,671	96,126
OTHER ASSETS	132,459
TOTAL ASSETS	$25,376,515

LIABILITIES AND MEMBER'S INTEREST

LIABILITIES -	
Payable to brokers and dealers	$ 3,400,938
Accounts payable and accrued expenses	666,041
Total liabilities	4,066,979
MEMBER'S INTEREST	21,309,536
TOTAL LIABILITIES AND MEMBER'S INTEREST	$25,376,515

See notes to statement of financial condition.

GFI SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2001

1. ORGANIZATION

The statement of financial condition includes the accounts of GFI Securities, LLC, a New York Limited Liability Company (the "Company"). The Company is a wholly-owned subsidiary of GFI Group, LLC, ("GFI Group") which is a wholly-owned subsidiary of GFI Group Inc., a Delaware Corporation. GFI Group Inc. is a majority-owned subsidiary of Jersey Partners Inc. ("JPI"), a New York S Corporation, the ultimate parent.

The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. ("NASD"), an introducing broker with the National Futures Association and the Commodity Futures Trading Commission and a member of the Securities Investors Protection Corporation. The Company provides brokerage services for securities and over-the-counter ("OTC") derivative contracts to broker-dealers and other financial institutions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the financial statement. Management believes that the estimates utilized in the preparation of the financial statement are reasonable and prudent. Actual results could differ materially from these estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

Software and Computer Equipment - Software and computer equipment are stated at cost, less accumulated amortization and depreciation. Amortization and depreciation are calculated using the straight-line method over the useful life of the asset, which is generally not exceeding three years.

Brokerage Transactions - Brokerage transactions and the related revenues and expenses are recorded on a trade date basis.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's financial instruments are carried at fair value or amounts which approximate fair value.

4. INCOME TAXES

For the period ended November 30, 2001, the operations of the Company will be included in the S corporation income tax return of JPI, its ultimate parent. For Federal income tax purposes, the shareholders of an S corporation are generally taxed on their share of the Company's taxable income in lieu of corporation income taxes. The Company's informal income tax sharing agreement with JPI, which was in effect until November 30, 2001, provided that the Company would calculate its tax liability as if it filed separate tax returns and settle the current portion of the resulting tax balance attributable to its operations with JPI. At November 30, 2001, the Company was transferred to GFI Group Inc. in a tax-free transaction. The Company has no tax sharing agreement with GFI Group Inc. and as a single member LLC will not be liable for income tax. For the period after the transfer, the Company will be included in the Federal and state income tax returns of GFI Group Inc.

5. ACCRUED COMMISSIONS AND RECEIVABLES FROM BROKERS, DEALERS AND CUSTOMERS

Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial institutions for the execution of various brokerage transactions. These transactions include credit derivatives, U.S. Treasury and foreign government securities repurchase and reverse repurchase agreements, asset-backed securities and OTC U.S. Treasury and foreign government securities options and swaptions.

6. FACTORING FEES

Pursuant to a factoring agreement dated September 2, 1997, the Company sells certain receivables from brokers, dealers and customers to GFI Group on a non-recourse basis.

7. DEPOSITS WITH CLEARING ORGANIZATIONS

The Company maintains deposits at various clearing companies and organizations that perform clearing and custodial functions for the Company. These deposits consist of cash and U.S. Treasury securities.

8. PAYABLE TO BROKERS AND DEALERS

The Company participates as an inter-dealer broker through the Government Securities Clearing Corporation's U.S. Treasury repurchase agreement blind-broker program. The Company facilitates settlement of these trades through its clearing organization. Payable to brokers and dealers represents residual balances for unsettled transactions and the related finance charges associated with them.

9. COMMITMENTS AND CONTINGENCIES

Litigation - In the normal course of business, the Company has been named as defendant in various lawsuits and has been involved in certain investigations and proceedings. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such matters will not have a material adverse effect on the financial condition of the Company.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Brokerage Activities - In the role as a securities inter-dealer broker, the Company is interposed between buyers and sellers ("Counterparties"). Brokerage transactions facilitated by the Company are settled primarily between the Counterparties on a give-up basis. Those transactions not settled in this fashion are settled in accordance with arrangements with clearing organizations. Transactions involving repurchase and reverse repurchase agreements are cleared by an organization which assumes responsibility for these trades, as principal, after trades have been submitted and compared. If these transactions do not compare because of failure to perform by the Counterparty, the Company may be required to discharge the obligation of the nonperforming party. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices which may result in a loss to the Company. The Company does not anticipate nonperformance by Counterparties. The Company monitors its credit risk daily and has a policy of reviewing regularly the credit standing of Counterparties with which it conducts business.

11. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer with the Securities and Exchange Commission and the NASD and is an introducing broker with the National Futures Association and the Commodity Futures Trading Commission and, accordingly, is subject to the Net Capital rules under the Securities Exchange Act of 1934, the Commodity Exchange Act and the NASD. Under these rules, the Company is required to maintain minimum Net Capital of not less than the greater of $250,000 or 2% of aggregate debits as defined. At December 31, 2001, the Company's Net Capital was $10,376,389 which exceeded the minimum requirement by $10,126,389. In addition, a clearing organization requires the Company to maintain minimum Net Capital of not less than $10,300,000. At December 31, 2001 the Company exceeded the minimum requirement by $76,389.

12. RELATED PARTY TRANSACTIONS

At December 31, 2001, the net balance receivable from affiliate of $8,575,393 related primarily to receivables for factoring transactions net of payables related to bonus, administrative and overhead expenses. GFI Group assumed bonus payables totaling $6,615,456 at December 31, 2001.

13. SUBSEQUENT EVENTS

In January 2002, the Company agreed to sell its U.S. Treasury Repurchase Agreement (Repo) Division for $1,350,000, subject to certain adjustments. The sale is scheduled to be completed on March 1, 2002. The sales proceeds are based on certain adjustments including a final working capital adjustment. Any differences between these estimates and their actual settlement will change the sales proceeds accordingly.

* * * * * *

GFI SECURITIES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

MEMBER'S INTEREST	$21,309,536
LESS NONALLOWABLE ASSETS:	
Receivable from affiliate	10,222,574
Software and computer equipment	96,126
Aged receivables	481,988
Other	132,459
Total nonallowable assets	10,933,147
NET CAPITAL	10,376,389
MINIMUM CAPITAL REQUIRED (The greater of $250,000 or 2% of aggregate debit items, as defined)	250,000
EXCESS NET CAPITAL	$10,126,389

There are no material differences between the computation of net capital presented above and that reported in the Company's unaudited amended FOCUS report as of December 31, 2000 filed on March 1, 2002.

GFI SECURITIES, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES AND SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO THE COMMODITY EXCHANGE ACT
DECEMBER 31, 2001

The Company does not carry any customers' regulated commodity futures, foreign futures and foreign options accounts; therefore, the Company has no reporting requirement.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 22, 2002

GFI Securities, LLC
100 Wall Street
New York, New York 10005

In planning and performing our audit of the financial statements of GFI Securities, LLC (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 22, 2002), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act, as the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, nor does the Company carry customers' regulated commodity futures, foreign futures or foreign option accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP